UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Papumba INC

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> March 25, 2020

Physical address of issuer
251 Little Falls Drive, Wilmington, DE 19808

Website of issuer
https://www.papumba.com

Name of co-issuer
Papumba I, a series of Wefunder SPV, LLC

Legal status of co-issuer

> ***Form***
> Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
June 15, 2023

Physical address of co-issuer
4104 24TH ST, PMB 8113 , San Francisco, CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
7

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$487,115.37	$657,738.24
Cash & Cash Equivalents	$195,009.96	$216,901.01
Accounts Receivable	$99,050.19	$100,987.61
Short-term Debt	$71,489.21	$31,808.13
Long-term Debt	$0.00	$764,224.00
Revenues/Sales	$1,306,896.89	$1,520,371.54
Cost of Goods Sold	$420,507.26	$326,854.12
Taxes Paid	$0.00	$0.00
Net Income	-$495,618.77	-$209,025.50

September 16, 2024

FORM C-AR

Papumba INC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Papumba INC, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.papumba.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is September 16, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify

forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY..6
SUMMARY..6
    The Business..6
    The Business..6
RISK FACTORS...6
RISK FACTORS...6
    Risks Related to the Company's Business and Industry...6
    Risks Related to the Company's Business and Industry...6
BUSINESS..9
BUSINESS..9
    Description of the Business...9
    Description of the Business...9
    Business Plan - The Company..9
    Business Plan - The Company..9
    Business Plan - The Co-Issuer...9
    Business Plan - The Co-Issuer...9
    History of the Business...10
    History of the Business...10
    The Company's Products and/or Services...10

    The Company's Products and/or Services..10

    Competition..10

    Competition..10

    Supply Chain and Customer Base..10

    Supply Chain and Customer Base..10

    Intellectual Property..11

    Intellectual Property..11

    Governmental/Regulatory Approval and Compliance..11

    Governmental/Regulatory Approval and Compliance..11

    Litigation..11

    Litigation..11

    Other..11

    Other..11

DIRECTORS, OFFICERS AND EMPLOYEES..11

DIRECTORS, OFFICERS AND EMPLOYEES..11

    Directors of the Company..11

    Directors of the Company..11

    Officers of the Company..12

    Officers of the Company..12

    Employees of the Company..13

    Employees of the Company..13

CAPITALIZATION AND OWNERSHIP..13

CAPITALIZATION AND OWNERSHIP..13

    Capitalization of the Company..13

    Capitalization of the Company..13

    Ownership of the Company..17

    Ownership of the Company..17

FINANCIAL INFORMATION..18

FINANCIAL INFORMATION..18

    Operations..18

    Operations..18

    Liquidity and Capital Resources..18

    Liquidity and Capital Resources..18

    Capital Expenditures and Other Obligations..19

    Capital Expenditures and Other Obligations..19

    Material Changes and Other Information..19

    Material Changes and Other Information..19

    Trends and Uncertainties..19

    Trends and Uncertainties..19

    Restrictions on Transfer..19

    Restrictions on Transfer..19

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST..19

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST..19

    Related Person Transactions..19

    Related Person Transactions..19

    Conflicts of Interest..21

    Conflicts of Interest..21

OTHER INFORMATION..21

OTHER INFORMATION..21

    Bad Actor Disclosure..22

    Bad Actor Disclosure..22

EXHIBITS..25
EXHIBITS..25
    EXHIBIT A..26
    EXHIBIT A..26

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Papumba INC (the "Company") is a Delaware Corporation, formed on March 25, 2020.

The Company is located at 251 Little Falls Drive, Wilmington, DE 19808.

The Company's website is https://www.papumba.com.

The information available on or through our website is not a part of this Form C-AR.

Papumba I, a series of Wefunder SPV, LLC (the "Co-Issuer") is a Delaware Limited Liability Company, formed on June 15, 2023.

The Co-Issuer is located at 4104 24TH ST, PMB 8113 , San Francisco, CA 94114 .

The Co-Issuer's website is https://wefunder.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Papumba offers an all-in-one app for families, including educational games, books, audiostories, videos, and yoga classes. With quality and secure options for children's digital experiences, we're committed to making screen time a positive and enriching experience for families and help parents take an active role in their education.

RISK FACTORS

Risks Related to the Company's Business and Industry

Regulatory Changes. The regulatory environment governing app stores and digital content is subject to change. Unexpected legal or regulatory changes could have a negative impact on Papumba's ability to operate or generate revenue.

Pricing Pressure: Papumba may face pricing pressure from competitors, forcing the company to lower subscription rates and potentially impacting its profitability.

Platform Dependency: Papumba's app operates on major app stores like Apple's App Store and Google Play. Minor changes in App Store policies, guidelines, or algorithms could have a moderate impact on the company's visibility and discoverability, potentially leading to slight fluctuations in reach and revenue.

Localization Challenges: As Papumba expands into new markets, the company might face challenges related to localizing its content an app interface. Overcoming these challenges will be essential for Papumba to appeal to a broader international audience and maintain suer satisfaction.

Competition from well-funded startups offering similar services. However, conversations suggest similar product quality and unit economics.

Larger companies like Mattel or Disney could enter the edtech space. Although this could validate the market, it also presents potential competition. However, the market is yet to be dominated by a single player and appears not to be a "winner takes all" scenario as seen in the streaming industry (Netflix, Amazon Prime, Disney+, etc.).

User Acquisition Cost Variability: The cost and effectiveness of customer acquisition channels may vary over time. While Papumba has established successful strategies, there is a risk of fluctuations in the cost and effectiveness of these channels. However, the company's data-driven approach and continuous optimization efforts help to mitigate the risk by adapting and reallocating resources to more efficient channels.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity even such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity even occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no right to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the investor in the Company. The investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the investor to make a follow-on investment, or the lack of an opportunity to. Make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for the shareholders. Accordingly, the success of the Investor's investment in the Company will depends in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. IF the Board of Directors of the Company authorizes a sale of all or a part of the Company or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interest. The Company may engage in transaction with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential

conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Papumba offers an all-in-one app for families, including educational games, books, audiostories, videos, and yoga classes. With quality and secure options for children's digital experiences, we're committed to making screen time a positive and enriching experience for families and help parents take an active role ni their education.

Business Plan - The Company

Papumba offers an all-in-one app for families, including educational games, books, audiostories, videos, and yoga classes. With quality and secure options for children's digital experiences, we're committed to making screen time a positive and enriching experience for families and help parents take an active role ni their education.

Business Plan - The Co-Issuer

Papumba I, a series of Wefunder SPV, LLC (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:

Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
 Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
 Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
 Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Papumba Mobile App	A multiplatform app offering a wide range of educational content, including games, books, audiostories, videos, and yoga classes, aimed at creating a safe and engaging learning environment for children.	Global

Competition

The Company's primary competitors are
 Khan Academy Kids: A free app offering educational activities in reading, math, and social-emotional learning.
 ABCmouse: A subscription-based platform providing a comprehensive early learning curriculum.
 Homer: A personalized learning app specializing in reading and literacy.
 Sago Mini World: A game-based app encouraging creativity and problem-solving in young children.
 Lingokids: A play-based learning platform that combines English language learning with educational games.

Supply Chain and Customer Base
Papumba's supply chain is primarily digital, focused on the development, distribution, and maintenance of the mobile app. This includes:

 Software Development: An in-house team and third-party developers ensure the app's functionality and user experience.
 Content Creation: Educators, designers, and writers collaborate to produce high-quality educational games, videos, audiostories, and other content.
 Platform Distribution: The app is distributed globally via digital platforms like the Apple App Store and Google Play.

Customer Base:

Papumba's customer base consists of families with young children, typically aged between 2 and 7 years old, seeking safe and enriching digital content. The app appeals to parents who want to engage their children in educational activities while managing screen time. It is used globally, with a strong presence in English-speaking and Spanish-speaking markets.

Intellectual Property

The Company is dependent on the following intellectual property: None.

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 251 Little Falls Drive, Wilmington, DE 19808

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gonzalo Rodriguez

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Papumba CEO & Co-Founder February 2018- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Fagames CEO July 2010-January 2018 Product Owner March 2011-April 2012 SG2 3 years 1 month Account Manager July 2008-June 2010

Education

Y Combinator YC School 2020 (2020-2020) Universidad de Buenos Aires Lic. en Ciencias de la Comunicación, especialización en Publicidad (2004-2014)

Name

Pablo Capurro

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Papumba Co-Founder February 2018- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Emi Labs Angel Investor July 2017-Present Equity 305 Board Member November 2016-Present Troopa Co-Founder January 2017- January 2020 Colppy Advisor & Investor (acquired by Suma Saas) March 2012- March 2018

Education

Pontificia Universidad Católica Argentina 'Santa María de los Buenos Aires' Licenciado en Comunicación Periodística, Licenciatura en Comunicación Periodística (2000 -2004)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gonzalo Rodriguez

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Papumba CEO & Co-Founder February 2018- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Fagames CEO July 2010-January 2018 Product Owner March 2011-April 2012 SG2 3 years 1 month Account Manager July 2008-June 2010

Education

Y Combinator YC School 2020 (2020-2020) Universidad de Buenos Aires Lic. en Ciencias de la Comunicación, especialización en Publicidad (2004-2014)

Name

Pablo Capurro

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Papumba Co-Founder February 2018- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Emi Labs Angel Investor July 2017-Present Equity 305 Board Member November 2016-Present Troopa Co-Founder January 2017- January 2020 Colppy Advisor & Investor (acquired by Suma Saas) March 2012- March 2018

Education

Pontificia Universidad Católica Argentina 'Santa María de los Buenos Aires' Licenciado en Comunicación Periodística, Licenciatura en Comunicación Periodística (2000 -2004)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 7 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	7,651,857
Voting Rights	Yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Options
Amount outstanding	403,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	0
Voting Rights	No.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreement governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering.) These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events of consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Other Material Terms or information.	
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$877,458.82
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $877,458.82.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes		$764,644.00	General Operations	February 1, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$115,000.00	General Operations	March 1, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$83,853.00	Our initial plan aimed to use funds as outlined in our strategy. However, due to lower-than-expected campaign success, we adjusted our approach. We shifted focus to increasing revenue	June 15, 2023	Regulation CF

			through our website and creating content like podcasts, eBooks, and videos for platforms such as YouTube and Spotify. Instead of spending heavily on user acquisition, we prioritized engaging our existing user base. We also formed a data team to analyze our efforts in line with our new brand book. These adjustments allowed us to adapt to market changes and invest in areas with greater potential for growth and success.		

Ownership of the Company

A majority of the Company is owned Kusver S.A. (100% jointly owned by Pablo Capurro and Santiago Capurro) and Sevio Sine (100% owned by Gonzalo Rodriguez).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Kusver S.A. (100% jointly owned by Pablo Capurro and Santiago Capurro)	30.2%
Sevio INC (100% owned by Gonzalo Rodriguez)	24.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

The past year has seen numerous operational hurdles as we navigate the complexities of the startup ecosystem amidst economic uncertainties. Our focus on operational efficiency is paramount, necessitating streamlined processes, optimized resource allocation, and enhanced productivity across all operations. Challenges include managing costs without compromising product quality, maximizing operational efficiency despite market volatility, and maintaining a motivated workforce amidst uncertainty. We are actively pursuing strategic partnerships to address these challenges and improve operational capabilities. These partnerships would also serve as additional revenue channels, offering lower commissions and contributing to our financial sustainability.

Improving Marketing Channels: We are enhancing our marketing efforts through strategic alliances with Papumba ambassadors. This initiative leverages the influence and reach of trusted individuals to promote Papumba, driving user acquisition and engagement. New Partnerships: We continue to pursue partnerships with prominent database companies to offer Papumba with extended trial periods through our new website. These partnerships will expand our user base and enhance user experience, contributing to revenue growth. Launching a New Revenue Stream: The introduction of our new website as a sales platform represents a significant opportunity to diversify revenue streams and reduce dependency on traditional app stores. By offering Papumba through our website, we can leverage a lower commission structure, improving profitability.

Liquidity and Capital Resources

On February 1, 2021, the Company conducted an offering pursuant to Section 4(a)(2) and raised $764,644.00.

On March 1, 2023, the Company conducted an offering pursuant to Section 4(a)(2) and raised $115,000.00.

On June 15, 2023, the Company conducted an offering pursuant to Regulation CF and raised $83,853.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investors of they may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	Kusver S.A.
Relationship to the Company	Papumba's CFO & CSO
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Other
Related Person/Entity	Kusver S.A.
Relationship to the Company	Papumba's CFO & CSO
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced Round
Related Person/Entity	Kusver S.A.
Relationship to the Company	Papumba's CFO & CSO
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Other

Related Person/Entity	Sevio INC.
Relationship to the Company	Papumba's CEO
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced Round
Related Person/Entity	Cosiaco INC.
Relationship to the Company	Papumba's CPO
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced Round
Related Person/Entity	Kusver S.A.
Relationship to the Company	Papumba's CFO & CSO
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Other

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Gonzalo Rodriguez
_____
(Signature)

Gonzalo Rodriguez
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
_____
(Signature)

_____
(Name)

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Gonzalo Rodriguez
_____
(Signature)

Gonzalo Rodriguez
(Name)

CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

PAPUMBA INC.

Consolidated financial statements for the
years ended Dec. 31, 2023 and 2022

With independent accountant's review report

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Papumba Inc.
PO BOX 146 Road Town- Tortola, British Virgin Islands

We have reviewed the accompanying consolidated financial statements of Papumba Inc., which comprise the consolidated balance sheets as of December 31, 2023, and 2022, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements with its related company Papumba LLC. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Papumba Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



Papumba INC
Balance Sheet
As of December 31, 2023 and 2022 - unaudited

	2023	2022
ASSETS		
Current Assets		
Bank Accounts		
CHASE - Papumba LLC	137,699.22	
COLLATERAL MMA	0.00	0.00
Morgan Stanley - Investments - 4	55,060.25	
SVB - Checking (6983)	0.00	216,901.01
SVB - Papumba INC (SVB Go)	2,250.49	
Total Bank Accounts	$ 195,009.96	$ 216,901.01
Accounts Receivable		
Accounts Receivable (A/R)	99,050.19	100,987.61
Total Accounts Receivable	$ 99,050.19	$ 100,987.61
Other Current Assets		
Investment	0.00	
Investments in controlled companies	33,474.27	137,401.84
Total Investment	$ 33,474.27	$ 137,401.84
Other Credits Intercompany	0.00	0.00
Prepaid Expenses	900.04	900.04
Total Other Current Assets	$ 34,374.31	$ 138,301.88
Total Current Assets	$ 328,434.46	$ 456,190.50
Fixed Assets		
Intangible Assets	0.00	
Accumulated Depreciation Copyright	-6,000.00	-5,250.00
Accumulated depreciation Papumba app	-143,043.84	-82,930.80
Copyrights	6,000.00	6,000.00
Papumba App	301,724.75	283,323.54
Total Intangible Assets	$ 158,680.91	$ 201,142.74
Tangible assets	0.00	
Accumulated Depreciation Computers	-3,379.93	-2,974.93
Computers & other equipment	3,379.93	3,379.93
Total Tangible assets	$ 0.00	$ 405.00
Total Fixed Assets	$ 158,680.91	$ 201,547.74
TOTAL ASSETS	$ 487,115.37	$ 657,738.24

LIABILITIES AND EQUITY

Liabilities				
Current Liabilities				
Accounts Payable				
Accounts Payable		64,933.96		20,571.32
Total Accounts Payable	$	64,933.96	$	20,571.32
Credit Cards				
SVB Credit Card - Gonzalo		6,555.25		11,212.82
SVB Credit Card - Pablo		0.00		23.99
Total Credit Cards	$	6,555.25	$	11,236.81
Total Current Liabilities	$	71,489.21	$	31,808.13
Long-Term Liabilities				
Convertible Notes		0.00		764,224.00
Total Long-Term Liabilities	$	0.00	$	764,224.00
Total Liabilities	$	71,489.21	$	796,032.13
Equity				
Aditional Paid in Capital		2,144,280.47		1,267,241.65
Capital		170.76		170.76
Opening Balance Equity		0.00		
Retained Earnings Prior Year		-1,405,706.30		-1,196,680.80
SAFE		172,500.00		
Net Income		-495,618.77		-209,025.50
Total Equity	$	415,626.16	-$	138,293.89
TOTAL LIABILITIES AND EQUITY	$	487,115.37	$	657,738.24

Papumba INC
Profit and Loss
January - December 2023 and 2022 - unaudited

	2023	2022
Income		
Sales of Product Income		
Apple	1,001,474.64	1,371,874.91
Bluesnap	7,346.47	5,294.76
Google	298,075.78	143,201.87
Total Sales of Product Income	$ 1,306,896.89	$ 1,520,371.54
Total Income	$ 1,306,896.89	$ 1,520,371.54
Cost of Goods Sold		
Sales Commissions	420,507.26	326,854.12
Total Cost of Goods Sold	$ 420,507.26	$ 326,854.12
Gross Profit	$ 886,389.63	$ 1,193,517.42
Expenses		
60300 Marketing	2,839.52	
61100 Office Supplies Expense	19.23	
61600 Meals & Entertainment	442.42	
61700 Travel Expenses	7,064.02	
Advertising & Marketing	45,062.10	
Apple Ads	254.49	14,197.80
Digital Marketing	18,249.69	3,775.14
Facebook ads	14,403.42	217,606.37
Kidoz	42,679.30	62,648.80
Lanzallamas		34,000.00
LinkedIn Ads	1,682.54	803.08
Total Advertising & Marketing	$ 122,331.54	$ 333,031.19
Contractor	21,914.31	
Contractor - Content	25,323.00	15,544.00
Contractor - Data	57,435.00	27,384.46
Contractor - Design	72,592.50	8,500.00
Contractor - Finances	38,030.00	15,660.00
Contractor - Growth Marketing	49,233.98	44,486.95
Contractor - Growth Product	32,750.00	18,078.00
Contractor - People		15,138.62
Contractor - Tech	52,000.00	25,161.00
Contractor - User Acquisition	45,716.00	46,000.00
Total Contractor	$ 394,994.79	$ 215,953.03
Conversion rate differences		21,620.55
Convertible Notes Interests	112,814.82	
Corporate Events	6,210.00	
Equipment Expense - Computer	1,077.46	
Other Business Expenses	5,299.79	2,789.09
Accounting Fees	16,650.00	4,025.00

Bank Charges & Fees		2,468.20		1,043.92
Legal Services		7,269.49		15,555.16
Payment processor Fees		8,296.22		3,125.00
Total Other Business Expenses	$	**39,983.70**	$	**26,538.17**
Other Miscellaneous				-0.20
Professional Services		455,454.96		371,413.20
Game Designer				288,215.00
Total Professional Services	$	**455,454.96**	$	**659,628.20**
Software Expense		75,723.30		82,986.23
Total Expenses		**$ 1,218,955.76**		**$ 1,339,757.17**
Net Operating Income	-$	**332,566.13**	-$	**146,239.75**
Other Income				
Credit Card Rewards		2,126.00		10,789.12
Interest Earned		16.97		
Total Other Income	$	**2,142.97**	$	**10,789.12**
Other Expenses				
Depreciation Expense		61,268.04		61,518.21
Exchange Rate Differences		-29,002.54		
Gain/Loss of investments in controlled companies		132,930.11		12,056.66
Total Other Expenses	$	**165,195.61**	$	**73,574.87**
Net Other Income	-$	**163,052.64**	-$	**62,785.75**
Net Income	-$	**495,618.77**	-$	**209,025.50**

Papumba INC
Consolidated Statements of Equity
As of December 31, 2023 and 2022 - unaudited

	Capital	Aditional Paid in Capital	Retained Earnings	SAFEs	Net Income	Total
Begining Balance, January 1, 2022	170.76	1,267,241.65	-1,196,680.08			70,731,61
Net income / loss 2022					-209,025.50	-209,025.50
Ending Balance, December 31, 2022	170.76	1,267,241.65	-1,196,680.08	-	-209,025.50	-138,293.89
Conversion of Convertible Notes		877,038.82				877,038.82
Received SAFEs				172,500.00		172,500.00
Net income / loss 2023					-495,618.77	-495,618.77
Ending Balance, December 31, 2023	170.76	2,144,280.47	-1,405,706.30	172,500.00	-495,618.77	415,626.16

Papumba INC
Statement of Cash Flows
January - December 2023 and 2022 - unaudited

	2023	2022
OPERATING ACTIVITIES		
Net Income	-495,618.77	-209,025.50
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	1,937.42	-28,139.38
Prepaid Expenses		9,125.02
Tangible assets:Accumulated Depreciation Computers	405.00	1,854.21
Accounts Payable	44,362.64	20,571.32
SVB Credit Card - Gonzalo	-4,657.57	8,073.42
SVB Credit Card - Pablo	-23.99	23.99
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 42,023.50	$ 11,508.58
Net cash provided by operating activities	-$ 453,595.27	-$ 197,516.92
INVESTING ACTIVITIES		
Investment:Investments in controlled companies	103,927.57	-22,943.34
Intangible Assets:Accumulated Depreciation Copyright	750.00	3,000.00
Intangible Assets:Accumulated depreciation Papumba app	60,113.04	56,664.00
Intangible Assets:Papumba App	-18,401.21	-151,988.55
Net cash provided by investing activities	$ 146,389.40	-$ 115,267.89
FINANCING ACTIVITIES		
Convertible Notes	-764,224.00	
Aditional Paid in Capital	877,038.82	
Opening Balance Equity	0.00	
Retained Earnings Prior Year		21,620.55
SAFE	172,500.00	
Net cash provided by financing activities	$ 285,314.82	$ 21,620.55
Net cash increase for period	-$ 21,891.05	-$ 291,164.26
Cash at the beginning	$ 216,901.01	$ 508,065.27
Cash at the end	$ 195,009.96	$ 216,901.01

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DEC. 31, 2023 AND 2022

1. Summary of Significant Accounting Policies

Going Concern

The Company has issued convertible notes to help fund operations. As of December 31, 2023, and 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2023, and 2022, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation and Consolidation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

The financial statements include the consolidated results of Papumba Inc., and Papumba LLC (a fully owned, subsidiary of Papumba Inc.). As a result, the entities are consolidated, with accounts being combined from the earliest period and intercompany balances and transactions eliminated.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2023, and 2022, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2023 and 2022, the Company believed all amounts in accounts receivable are collectable.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment and computer equipment are depreciated over two to ten years, while intangible assets are depreciated over three to five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during prior years. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues through online gaming subscriptions. The Company's payments are generally collected upfront. For years ending December 31, 2023, and 2022, the Company recognized $1,306,896.89 and $1,520,371.54 in revenue, respectively.

Research and Development

In compliance with ASC 730-10-25, all research and development costs are expensed as incurred. As of December 31, 2023 and 2022, the Company expenses was nil.

Stock Compensation Expense

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is

recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2023 and 2022 was nil.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. Management is still evaluating the effects of the adoption of ASU 2016-02 on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. Management is still evaluating the effects of the adaptation of ASU 2020-06 on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. Management is still evaluating the effects of the adoption of ASU 2018-15 on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2023 and 2022:

Property and equipment at cost:

	2023	2022
Intangible Assets	0.00	0.00
Copyrights	6,000.00	6,000.00
Accumulated Depreciation Copyright	-6,000.00	-5,250.00
Papumba App	307,724.75	283,323.54
Accumulated depreciation Papumba app	-143,043.84	-82,930.80
Total Intangible Assets	$ 158,680.91	$ 201,142.74
Tangible assets	0.00	0.00
Computers & other equipment	3,379.93	3,379.93
Accumulated Depreciation Computers	-3,379.93	-2,974.93
Total Tangible assets	$ 0.00	$ 405.00
Total Fixed Assets	$ 158,680.91	$ 201,547.74

4. Due to Related Party

From time-to-time, the majority shareholder of the Company provides funds to the Company to help cover operating expenses. As of December 31, 2023, and 2022, nil was due to the majority shareholder. The advances bear no interest, minimum monthly payments or maturity dates. Management intends to pay back the funds within the next year.

5. Going Concern

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.